                                                                     Exhibit 9

                 MECKLERMEDIA CORPORATION AGREES TO BE ACQUIRED
                   BY PENTON MEDIA IN AN ALL CASH TENDER OFFER
                   -------------------------------------------


         Mecklermedia Corporation (NASDAQ: Meck) today announced that it has entered into a definitive agreement to be acquired by Penton Media (NYSE: PME) for $29.00 per share in an all cash tender offer. The boards of directors of Penton Media and Mecklermedia have approved the transaction and Alan Meckler, Chairman of the Board and Chief Executive Officer, has agreed to tender approximately 30% of the shares he beneficially owns. Mr. Meckler has also granted an option to Penton Media to purchase such shares.

         The tender offer will be made promptly, and will be subject to certain terms and conditions, including a minimum tender of a majority of the fully diluted shares. The offer will be conditioned on Penton funding its financing. Penton has entered into commitments with affiliates of Donaldson, Lufkin & Jenrette Securities Corporation to provide the financing necessary for the acquisition. Any shares not purchased in the offer will be acquired for $29.00 in cash in a subsequent merger. It is anticipated that the transaction could be completed as early as November 1998.

           Upon completion of the merger, Mr. Meckler will purchase 80.1% of Mecklermedia's Internet.com business. In addition, he will provide consulting services to Penton Media.

         For additional information contact Dara Tyson at 212-624-7529 or attend a joint Mecklermedia/Penton media press conference at the Jacob Javits Convention Center at 3:00 PM in the Press Room on October 8.

         Statements in this document that are not historical in nature are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company. Such factors are detailed in reports filed with the Securities and Exchange Commission.



                                       -2-